Exhibit 99.3

FORM OF LETTER
TRINITY PLACE HOLDINGS INC.

Subscription Rights to Purchase Shares of Common Stock

Offered Pursuant to Subscription Rights
Distributed to Stockholders of Trinity Place Holdings Inc.

[     ], 2015

To Securities Dealers, Commercial Banks

Trust Companies and Other Nominees

This letter is being distributed to securities dealers, commercial banks, trust companies and other nominees in connection with the rights offering (“Rights Offering”) by Trinity Place Holdings Inc. (the "Company") of shares of its common stock, par value $0.01 per share (the "Common Stock"), pursuant to non-transferable subscription rights (the “Rights”) distributed to all holders of record of shares of Common Stock at 5:00 p.m., New York City time, on [__], 2015 (the "Record Date"). The Rights and Common Stock are described in the accompanying offering prospectus covering the Rights and the shares of Common Stock issuable upon their exercise dated [    ], 2015 (the "Prospectus"). In the Rights Offering, the Company is offering up to an aggregate of 5,000,000 shares of Common Stock, as described in the Prospectus.

As described in the Prospectus, each beneficial owner of shares of Common Stock held through you or your nominee is entitled to 0.248362 subscription Rights for each share of Common Stock owned of record as of 5:00 p.m., New York City time, on the Record Date. The total number of Rights issued will be rounded down to the nearest whole number. Each whole Right allows the holder thereof to subscribe for one share of Common Stock (the "Basic Subscription Privilege") at the cash price of $6.00 per share (the "Subscription Price"). In the event that a Rights holder purchases all of the shares of Common Stock available to it pursuant to its Basic Subscription Privilege, it may also exercise an Over-Subscription Privilege (the "Over-Subscription Privilege") to purchase a portion of any shares of Common Stock that are not purchased by Rights holders through the exercise of their Basic Subscription Privileges as described in more detail in the Prospectus and in the enclosed subscription documents.

The Rights will expire, if not exercised prior to 5:00 p.m., New York City time, on [    ] 2015, unless extended (the "Expiration Time"); provided, that, pursuant to the Investment Agreement with MFP Partners, L.P. (the "Standby Purchaser") and the agreement with Third Avenue Trust, on behalf of Third Avenue Real Estate Value Fund (“Third Avenue”), as discussed in more detail below and in the Prospectus, the board of directors of the Company may not extend the Rights Offering by more than 30 days without the prior written consent of each of the Standby Purchaser and Third Avenue.

The Company has entered into an Investment Agreement with the Standby Purchaser, pursuant to which the Standby Purchaser has agreed to purchase from the Company the shares of Common Stock not subscribed for in the Rights Offering, up to a maximum of 3,333,333 shares (less the number of shares purchased by the Standby Purchaser in the Rights Offering), at a price per share equal to the Subscription Price. If the number of unsubscribed shares of Common Stock purchased by the Standby Purchaser pursuant to the Investment Agreement (excluding any shares purchased by the Standby Purchaser in the Rights Offering) is less than 1,666,667 shares (the “Minimum Allocation”), the Company will issue and sell to the Standby Purchaser a number of shares of Common Stock equal to the excess of the Minimum Allocation over the number of shares purchased by the Standby Purchaser pursuant to the Investment Agreement (the “Additional Shares”). In addition to the investment pursuant to the Investment Agreement, as a stockholder as of the record date, the Standby Purchaser will have the right to subscribe for and purchase shares of Common Stock under its Basic Subscription Privilege, but it has waived its right to exercise its Over-Subscription Privilege. The chairman of the board of directors, Alexander Matina, is a representative of the Standby Purchaser. Mr. Matina recused himself from the deliberations by the board of directors regarding the approval of the Investment Agreement. The Company has also entered into an agreement with Third Avenue pursuant to which Third Avenue has agreed to exercise all of its rights under its Basic Subscription Privilege in the Rights Offering, representing 836,841 shares. Third Avenue will also have the right to exercise its Over-Subscription Privilege in its sole discretion. The obligations of the Standby Purchaser and Third Avenue are subject to conditions more fully described in the Prospectus.

In order to preserve the Company’s ability to utilize certain of its tax benefits, the Company’s certificate of incorporation contains restrictions on transfers to prohibit any person, entity or group from becoming a holder of 4.75% or more of the Common Stock, the increase in ownership of any existing stockholder who is a 4.75% holder, or transfers or sales by a 4.75% holder, in each case without the prior written consent of the board of directors. As a result, there are limitations on the exercise of Rights by stockholders. The extent of any such limitations, and therefore the total number of shares sold pursuant to the Rights Offering and to the Standby Purchaser, will not be determinable until the Rights Offering has expired. If a beneficial holder of Common Stock wishes to exercise subscription privileges in the Rights Offering and either (i) beneficially owns 956,265 or more shares of the Company’s Common Stock or (ii) beneficially owns less than 956,265 shares of the Company’s Common Stock, but is subscribing for a number of shares through the exercise of its Basic Subscription Privilege and, if applicable, Over-Subscription Privilege, that would, if accepted by the Company, result in such beneficial holder holding 1,154,300 or more shares of the Company’s Common Stock following the closing of the Rights Offering, such beneficial holder must promptly notify the Company by completing and returning the enclosed Notification of 4.75% Holder Form directly to the Company prior to the Expiration Time, as such holder may be required to submit additional information to the Company in connection with the exercise of its Basic Subscription Privilege, and, if applicable, Over-Subscription Privilege.

Each Rights holder will be required to submit payment in full for all the shares it wishes to buy with its Basic Subscription Privilege and Over-Subscription Privilege. The Company can provide no assurances that a holder will actually be entitled to purchase the number of shares of Common Stock issuable upon the exercise of its Over-Subscription Privilege in full. The Company will not be able to satisfy a Rights holder’s exercise of the Over-Subscription Privilege if the Rights Offering is subscribed in full, and the Company will only honor an Over-Subscription Privilege to the extent sufficient shares of Common Stock are available following the exercise of subscription rights under the Basic Subscription Privilege, subject to the limitations set forth above.

As soon as practicable after the Expiration Time and after all prorations and adjustments contemplated by the terms of the Rights Offering, as described in the Prospectus, have been effected, any excess subscription payment received by American Stock Transfer & Trust Company, LLC (the "Subscription Agent") will be returned, without interest.

The Company is asking persons who hold shares of Common Stock beneficially and who have received the Rights distributable with respect to those shares through a broker, dealer, commercial bank, trust company or other nominee, as well as persons who hold certificates of Common Stock directly and prefer to have such institutions effect transactions relating to the Rights on their behalf, to contact the appropriate institution or nominee and request it to effect the transactions for them.

All commissions, fees and other expenses (including brokerage commissions and transfer taxes), other than fees and expenses of the Subscription Agent, incurred in connection with the exercise of the Rights will be for the account of the holder of the Rights, and none of such commissions, fees or expenses will be paid by the Company or the Subscription Agent.

Enclosed are copies of the following documents:

1.	The Prospectus;

2.	A form of letter which may be sent to your clients for whose accounts you hold shares of Common Stock registered in your name or Cede & Co. (including a Beneficial Owner Election Form), with an attached form of instruction;

3.	Nominee Holder Certification;

4.	Notification of 4.75% Holder Form; and

5.	A return envelope addressed to American Stock Transfer & Trust Company LLC, the Subscription Agent.

Your prompt action is requested. To exercise the Rights, you must promptly deliver the properly completed and signed Nominee Holder Certification, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription Privilege and the Over-Subscription Privilege, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Nominee Holder Certification with payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Time.

In addition, if applicable to your client, you should instruct your client to promptly deliver the properly completed and signed Notification of 4.75% Holder Form to the Company prior to the Expiration Time.

A Rights holder cannot revoke the exercise of its Rights. Rights not exercised prior to the Expiration Time will expire.

Additional copies of the enclosed materials may be obtained from D.F. King & Co., Inc., the Information Agent. The Information Agent's telephone number is (866)-796-7180.

Any questions or requests for assistance concerning the Rights Offering should be directed to the Information Agent.

Very truly yours,

Trinity Place Holdings Inc.